Ostin Technology Group Co., Ltd.

Building 2, 101/201 1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

VIA EDGAR

February 22, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter

Re:	Ostin Technology Group Co., Ltd.

Amendment No. 9 to Registration Statement on Form F-1

Filed January 31, 2022

File No. 333-253959

Dear Ms. Carpenter:

Ostin Technology Group Co., Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 14, 2022 , regarding Amendment No. 9 to Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on January 31, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 10 to the Registration Statement (the “Amendment No. 10”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form F-1/A filed January 31, 2022

Prospectus Summary, page 1

1.	Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, we have revised our disclosure on page 6 of the Amendment No. 10.

2.	We note your summary of risk factors. Please provide a cross-reference to the more detailed discussion of these risks in the prospectus.

In response to the Staff’s comment, we have revised our disclosure on pages 5 to 8 of the Amendment No. 10.

Note 5 - Inventories, page F-20

3.	Please revise the note to briefly describe the transactions and the circumstances that resulted in Goods-in-Transit at September 30, 2021.

In response to the Staff’s comment, we have revised Note 5 – Inventories on page F-21 of the Amendment No. 10 to describe the transactions and the circumstances of Goods-in-Transit.

4.	We note your inventory impairment policy disclosed on page F-13. Please confirm to us, if true, and revise the last sentence of this note to clarify that you recorded inventory impairment charges of $1,077,952 and $288,411 during the fiscal years ended September 30, 2021 and 2020, respectively, and tell investors where these charges are presented in your statements of income and comprehensive income. Likewise, if true, clarify that during fiscal 2021 you wrote-off previously impaired inventory with a related provision of $297,586, or explain to us what you mean by your disclosure that you “wrote off inventory provision of $297,586” in that fiscal year.

In response to the Staff’s comment, we have revised Note 5 – Inventories on page F-21 of the Amendment No. 10 to clarify the inventory impairment charges recorded during the fiscal year ended September 30, 2021 was $780,366. We have also clarified that these charges were presented in cost of sales in our statements of income and comprehensive income. We hereby advise the Staff that there was no inventory provision write-off during the fiscal year end September 30, 2021. We have also revised Note 5 – Inventories on page F-21 of the Amendment No. 10 to clarify the description of inventory provision during the fiscal year ended September 30, 2021.

5.	Further, please reconcile for us the disclosure in the last sentence of this note with the inventory provision adjustment of $780,366 reflected on the statement of cash flows for the year ended September 30, 2021, or revise the financial statements to resolve this inconsistency.

In response to the Staff’s comment, we have revised Note 5 – Inventories on page F-21 of the Amendment No. 10 to reconcile the net inventory impairment charges of $780,366 with the inventory provision adjustment of $780,366 reflected on the statement of cash flows for the year ended September 30, 2021.

Note 3 - Accounts Receivable, page F-20

6.

We note from page 62 that the increase in accounts receivable during fiscal 2021 was due in part to an increase in the accounts receivable balance of one existing customer as a result of its extended credit period from 90 days to 120 days. Please revise the note to address the following:

●Briefly describe the circumstances relating to your extending that customer’s credit terms from 90 days to 120 days.

●Disclose an aging of your accounts receivable at September 30, 2021 in tabular form and show the allowance for losses related to each age group of receivables.

In response to the Staff’s comment, we have revised Note 3 – Accounts receivable on page F-20 of the Amendment No. 10 to supplement description the circumstances relating to our extension of one customer’s credit terms from 90 days to 120 days. We have also revised Note 3 – Accounts receivable on page F-20 of the Amendment No. 10 to supplement a tabular form showing the aging of our accounts receivable balance at September 30, 2021 and the allowance for losses related to each age group of receivables.

7.	We note from page 76 that for customers located in certain regions you have established certain measures, such as factoring arrangements, to protect you from excessive exposure to credit risks. Please revise the notes to financial statements to describe your factoring arrangements and how you account for them. In addition, revise the Liquidity and Capital Resources section of MD&A to discuss the impact of your factoring arrangements on your liquidity position during each reported period and disclose any related known risks and trends.

In response to the Staff’s comment, we have revised the disclosure on page 70 of the Amendment No. 10 to specify that these factoring agreements were still under discussion with the financial institutions, and thus have no impact for our liquidity positions during our reporting periods. We have also revised the disclosure of our ability to raise sufficient cash flows in the future to include these factoring arrangements under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” on page 58 of the Amendment No. 10.

8.	You disclose here that you recorded bad debt expense of $96,166 in fiscal 2021. Please reconcile this disclosure to the bad debt expense adjustment of $405,977 reflected on the statement of cash flows for the year ended September 30, 2021, or revise your financial statements to resolve the inconsistency.

In response to the Staff’s comment, we have revised statement of cash flows for the year ended September 30, 2021 on page F-7 of the Amendment No. 10 to separate the bad debt expense for accounts receivable of $94,166 and bad debt expense for advances to suppliers of $311,811 include in total bad debt expense of $405,977 reflected on the Amendment No. 9.

Note 14 - Other Income (Expenses), Net, page F-27

9.	The table included in this note appears to show that you are not including certain operating items in the Operating income amounts shown on your statements of income and comprehensive income. Please refer to Rule 5-03(b) of Regulation S-X and revise your financial statements to correctly present your bad debt and impairment expenses as part of your calculation of your operating income (loss) in each period. In addition, describe to us the transactions that resulted in (i) bank charges and other financial expenses and (iii) the gain from disposal of property, plant and equipment and explain to us why these amounts should not be included in calculating operating income, or revise as appropriate. See also the guidance in ASC 360-10-45-5.

In response to the Staff’s comment, we have revised our statement of income and comprehensive income for the year ended September 30, 2021 and 2020 on page F-5 of the Amendment No. 10 to reclassify inventory impairment expenses recorded in “other income (expenses), net” to “cost of sales”, and reclassify bad debt expenses and bank charges recorded in “other income (expenses), net” to “general and administrative expenses”, as part of the calculation of our operating income (loss) in each period. We have also revised Note 14 - Other income (expenses), net for the year ended September 30, 2021 and 2020 on page F-28 of the Amendment No. 10 to exclude bad debt expenses, inventory impairment expenses and bank charges from “other income (expenses), net” for each reporting period. Accordingly, we revised the table on page 49 to reflect the revisions of “cost of sales”, “general and administrative expenses”, and “other income (expenses), net” for the fiscal years ended September 30, 2021 and 2020 and the discussion of the above mentioned accounts under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations” on pages 53 and 55 of the Amendment No. 10. We hereby advise the Staff that the gain from disposal of property, plant and equipment was not related to our operating activities, and thus the amount should not be included in calculating our operating income.

The effects of these accounts in the Company’s previously issued consolidated statements of operations and comprehensive income for the years ended September 30, 2021 are summarized as follows:

	Previously
	Reported	Reclassifications	Reclassified

Cost of sales	(150,365,559)	(20,164)	(150,385,723)
Gross profit	17,379,242	(20,164)	17,359,078
General and administrative expenses	(4,237,367)	(753,584)	(4,990,951)
Total operating expenses	(13,915,949)	(753,584)	(14,669,533)
Operating income	3,463,293	(773,748)	2,689,545
Other income (expenses), net	887,173	773,748	1,660,921
Total other expenses, net	(224,872)	773,748	548,876

The effects of these accounts in the Company’s previously issued consolidated statements of operations and comprehensive income for the years ended September 30, 2020 are summarized as follows:

	Previously
	Reported	Reclassifications	Reclassified

Cost of sales	(128,203,549)	(285,706)	(128,489,255)
Gross profit	11,870,368	(285,706)	11,584,662
General and administrative expenses	(2,735,067)	(388,152)	(3,123,219)
Total operating expenses	(7,736,178)	(388,152)	(8,124,330)
Operating income	4,134,190	(673,858)	3,460,332
Other income (expenses), net	(741,228)	673,858	(67,370)
Total other expenses, net	(1,429,629)	673,858	(755,771)

These reclassifications had no impact on the Company’s net incomes or financial position.

10.	Revise the note to describe the transactions that resulted in other non-business income (expense) of $616,049 and ($84,088) for the years ended September 30, 2021 and 2020, respectively.

In response to the Staff’s comment, we have revised Note 14 - Other income (expenses), net for the year ended September 30, 2021 and 2020 on page F-28 of the Amendment No. 10 to describe the transactions that resulted in other non-business income (expense) of $616,049 and ($84,088) for the years ended September 30, 2021 and 2020, respectively.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Tao Ling
Tao Ling, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP

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